SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month May, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Cidade de Deus, Osasco, SP, May 15, 2015.

To

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Change in the composition of the Company’s Audit Committee

Dear Sirs,

Banco Bradesco S.A. informs the market and its shareholders that:

•          Mr. Carlos Alberto Rodrigues Guilherme, due to the fact that he reached the maximum  term  of  office  of  five  years  laid  down  in  Article  12  of  the Regulation Attached to Resolution CMN No. 3,198, of May 27, 2004, no more comprises, from this date on,  the Audit Committee, where he performed the function of Coordinator;

•          in order to replace him in the function of Coordinator, the Board of Directors has designated, also on this date, Mr. Milton Matsumoto, member of the Committee since March 2015;

•          consequently, the Company’s Audit Committee is now comprised of: Coordinator: Milton Matsumoto; Members: Osvaldo Watanabe and Paulo Roberto Simões da Cunha – Qualified Member.

Sincerely, Banco Bradesco S.A. Moacir Nachbar Junior Managing Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   May 15, 2015

By:

Name: Moacir Nachbar Junior

Title:    Executive Managing Officer